TANGER FACTORY OUTLET CENTERS, INC.
TANGER PROPERTIES LIMITED PARTNERSHIP
3200 Northline Avenue, Suite 360
Greensboro, NC 27408

October 19, 2016

Mr. Daniel Gordon
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Tanger Factory Outlet Centers, Inc.
Form 8-K dated July 26, 2016
Filed July 26, 2016
File No. 001-11986
Dear Mr. Gordon:
Tanger Factory Outlet Centers, Inc. and Tanger Properties Limited Partnership (collectively, the “Company”) are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 28, 2016.
For your convenience, the Staff's comment is set forth below in bold, followed by the Company's response.
FORM 8-K FILED ON JULY 26, 2016

Exhibit 99.2

1. We note that you adjust your non-GAAP pro rata balance sheet and income statement for your proportionate economic ownership of each asset in your portfolio that are not wholly-owned which substitutes an individually tailored accounting principle for the one in GAAP. Please describe the changes you expect to make to your presentation in light of the new guidance in Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

In future filings, we propose to revise our non-GAAP pro rata balance sheet and income statement disclosures to eliminate the GAAP basis columns, as well as the column that totals the GAAP and non-GAAP pro rata amounts. We will retain our introductory disclosure that explains how the non-GAAP pro rata information was derived, why we believe it is useful to analysts and investors and the limitations of using the non-GAAP pro rata information as an analytical tool. An example of such presentation is as follows:

Non-GAAP Pro Rata Balance Sheet and Income Statement Information

The pro rata balance sheet and pro rata income statement information is not, and is not intended to be, a presentation in accordance with GAAP. The pro rata balance sheet and pro rata income statement information reflect our proportionate economic ownership of each asset in our portfolio that we do not wholly own. These assets may be found in the table found earlier in this report entitled, “Unconsolidated Joint Venture Information.” The amounts in the column labeled “Pro Rata Portion Unconsolidated Joint Ventures” were derived on a property-by-property basis by applying to each financial statement line item the ownership percentage interest used to arrive at our share of net income or loss during the period when applying the equity method of accounting. A similar calculation was performed for the amounts in the column labeled “Pro Rata Portion Noncontrolling Interests.”

We do not control the unconsolidated joint ventures and the presentations of the assets and liabilities and revenues and expenses do not represent our legal claim to such items. The operating agreements of the unconsolidated joint ventures generally provide that partners may receive cash distributions (1) quarterly, to the extent there is available cash from operations, (2) upon a capital event, such as a refinancing or sale or (3) upon liquidation of the venture. The amount of cash each partner receives is based upon specific provisions of each operating agreement and vary depending on factors including the amount of capital contributed by each partner and whether any contributions are entitled to priority distributions. Upon liquidation of the joint venture and after all liabilities, priority distributions and initial equity contributions have been repaid, the partners generally would be entitled to any residual cash remaining based on the legal ownership percentage shown in the table found earlier in this report entitled “Unconsolidated Joint Venture Information”.

We provide the pro rata balance sheet and income statement information because we believe it assists investors and analysts in estimating our economic interest in our unconsolidated joint ventures when read in conjunction with the Company’s reported results under GAAP. The presentation of pro rata financial information has limitations as an analytical tool. Some of these limitations include:

•
The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and

•	Other companies in our industry may calculate their pro rata interest differently than we do, limiting the usefulness as a comparative measure.

Because of these limitations, the pro rata balance sheet and income statement information should not be considered in isolation or as a substitute for our financial statements as reported under GAAP. We compensate for these limitations by relying primarily on our GAAP results and using the pro rata balance sheet and income statement information only supplementally.

Non-GAAP Pro Rata Balance Sheet Information as of _________ (dollars in thousands)

Non-GAAP Pro Rata Information
	Pro Rata Portion Noncontrolling Interests	Pro Rata Portion Unconsolidated Joint Ventures (1)
Assets
Rental property
Land
Buildings, improvements and fixtures
Construction in progress

Accumulated depreciation
Total rental property, net
Cash and cash equivalents
Deferred lease costs and other intangibles, net
Prepaids and other assets
Total assets
Liabilities and Owners' Equity
Liabilities
Mortgages payable, net
Accounts payable and accruals
Total liabilities
Owners' equity
Total liabilities and owners' equity

(1)
The carrying value of our investments in unconsolidated joint ventures as reported in our Consolidated Balance Sheet differs from our pro rata share of the net assets shown above due to adjustments to the book basis, including intercompany profits on sales of services that are capitalized by the unconsolidated joint ventures. The differences in basis totaled ____as of ______and are being amortized over the various useful lives of the related assets.

Non-GAAP Pro Rata Statement of Operations Information year to date __________ (dollars in thousands)

Non-GAAP Pro Rata Information
	Pro Rata Portion Noncontrolling Interests	Pro Rata Portion Unconsolidated Joint Ventures
Revenues
Base rentals
Percentage rentals
Expense reimbursements
Other income
Total revenues
Expense
Property operating
General and administrative
Impairment charge
Depreciation and amortization
Total expenses
Operating income
Other income/(expense)
Interest expense
Net income

We hope the foregoing answer is responsive to your comment and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our response to your comment, please feel free to call me at (336) 834-6800.

Best regards,

/s/ James F. Williams

Senior Vice President and Chief Financial Officer
Tanger Factory Outlet Centers, Inc.

Vice President and Treasurer
Tanger Properties Limited Partnership